UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)

SANTA FE FINANCIAL CORPORATION

Name of Issuer

Common Stock, Par Value $0.10 Per Share

Title of Class of Securities

802014-10-0

CUSIP Number

Danfeng Xu

Treasurer

The InterGroup Corporation

12121 Wilshire Blvd., Suite 610

Los Angeles, California 90025

(310) 889-2511

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

February 5, 2020

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for and subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 802014-10-0

1.	Name of Reporting Person	Tax Identification Number

	The InterGroup Corporation	13-3293645

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds

Consideration is common stock of Intergroup Woodland Village, Inc., owned by The InterGroup Corporation

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of	7. Sole Voting Power
Shares	1,169,670
Beneficially
Owned by	8. Shared Voting Power
Each
Reporting
Person	9. Sole Dispositive Power
With	1,120,270

10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,169,670 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row 11

87.3%

14.	Type of Reporting Person

CO

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CUSIP No. 802014-10-0

1.	Name of Reporting Person	Tax Identification Number

John V. Winfield

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

U.S.

Number of	7. Sole Voting Power
Shares
Beneficially
Owned by	8. Shared Voting Power
Each	1,169,670
Reporting
Person	9. Sole Dispositive Power
With	49,400

10. Shared Dispositive Power
1,169,670

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,169,670 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row 11

87.3%

14.	Type of Reporting Person

IN

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AMENDMENT NO. 27

TO SCHEDULE 13D

OF THE INTERGROUP CORPORATION

AND JOHN V. WINFIELD

REGARDING OWNERSHIP OF SECURITIES OF

SANTA FE FINANCIAL CORPORATION

This Amendment No. 27 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation (“InterGroup”), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished.

The following items of this Schedule 13D are amended:

Item 1. Security of Issuer.

This Amendment reflects an additional purchase of the Common Stock, $.10 par value (the “Common Stock”) of Santa Fe Financial Corporation, a Nevada corporation, (“Santa Fe” or the “Issuer”) by InterGroup in a private transaction. The address of the principal executive offices of the Issuer is 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025.

Item 2. Identity and Background.

John V. Winfield’s business address is 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025. Mr. Winfield’s principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation and its consolidated subsidiaries Santa Fe Financial Corporation and Portsmouth Square, Inc. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.

The InterGroup Corporation (“InterGroup”) is a Delaware corporation with its principal place of business at 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025. InterGroup is a public company (NASDAQ: INTG) The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. InterGroup and/or any of its named executive officers and directors have not been subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

Item 3. Source and Amount of Funds or Other Consideration.

InterGroup is contributing to Santa Fe 4,460 shares of common stock (the “Common Stock”) of Intergroup Woodland Village, Inc., an Ohio corporation (“Woodland Village”), which at the time of contribution was owned by InterGroup, in exchange for of 97,500 shares of common stock, par value $0.10 per share, of Santa Fe.

Item 4. Purposes of Transactions.

InterGroup and Mr. Winfield have ownership and voting control over Santa Fe. Mr. Winfield serves as Chairman of the Board, President and Chief Executive Officer of InterGroup and Santa Fe. Two of Santa Fe’s Directors also serve as Directors of InterGroup. As previously reported, on June 30, 1998, John V. Winfield entered into a voting trust agreement, whereby he granted to InterGroup the right to vote the 49,400 shares of Santa Fe Common Stock owned by him as well as a right of first refusal on any sale of those shares.

Purpose of the exchange of the Common Stock of the Issuer for InterGroup’s ownership interest in Woodland Village was to streamline operations and to provide accounting efficiencies which will include cost savings. InterGroup, or Mr. Winfield, may, from time to time, purchase additional shares of Common Stock in the open market transactions, primarily block purchases, or in private transactions to increase their ownership position in Santa Fe.

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InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

(a) InterGroup, as of February 5, 2020, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 1,120,270 shares of the Common Stock it directly owns; and (ii) 49,400 shares of Common Stock owned by Mr. Winfield over which it has voting control. The total of those shares, 1,169,670, represent approximately 87.3% of the outstanding Common Stock of Santa Fe.

John V. Winfield owns 49,400 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr. Winfield has investment and voting control of the securities held by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the shares of Common Stock of owned by InterGroup, he would beneficially own 87.3% of the Common Stock.

The above percentages were determined based on Santa Fe’s representations in its latest filing with the Securities and Exchange Commission that it had 1,339,310 shares of Common Stock issued and outstanding as of February 5, 2020.

(b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

As provided for in the voting trust agreement, InterGroup has voting power over the shares owned by Mr. Winfield. Mr. Winfield has sole disposition power with respect to the Common Stock owned by him, subject to InterGroup’s right of first refusal.

(c) Information with respect to transactions effected by InterGroup in the Common Stock within the past sixty (60) days is set forth below:

Date	Number of Shares	Price per Share	Nature
02/05/2020	97,500	N/A	Private Transaction

(d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

(e) Inapplicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2020	THE INTERGROUP CORPORATION

		By:	/s/ Danfeng Xu
Danfeng Xu
Treasurer

Dated:	February 10, 2020		/s/ John V. Winfield
John V. Winfield
Chairman, President and CEO

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APPENDIX A

THE INTERGROUP CORPORATION

Executive Officers and Directors*

John V. Winfield -	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation, Santa Fe Financial Corporation and Portsmouth Square, Inc.
Citizenship: United States

William J. Nance -	Director. Principal Occupation: Certified Public Accountant (“CPA”) and Consultant
Citizenship: United States

Yvonne L. Murphy -	Director. Principal Occupation: Lobbyist and management consultant
Citizenship: United States

John C. Love -	Director. Retired CPA, Independent consultant to the hospitality and tourism industries
Citizenship: United States

Jerold R. Babin -	Director. Principal Occupation: Retired retail securities broker
Citizenship: United States

David C. Gonzalez -	Vice President Real Estate, The InterGroup Corporation
Citizenship: United States

Danfeng Xu -	Secretary, Treasurer and Controller
Citizenship: People’s Republic of China

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 12121 Wilshire Blvd., Suite 610, Los Angeles, CA 90025.

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